UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Convocation of Extraordinary General Meeting of Shareholders

of Kookmin Bank

On October 2, 2014, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time: October 2, 2014, 9:50 a.m. (local time)

•	Venue: 13th Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil,

 Yeongdeungpo-gu, Seoul, Korea

•	Agenda: Appointment of a director of Kookmin Bank

Nominee for Non-Standing Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Ki-Bum Lee (New appointment) (11/24/1957)	Senior Managing Director & Chief Risk Officer of KB Financial Group Inc.	• Head of Bucheon Regional Head office, Kookmin Bank • Head of Gyeongseo Regional Head Office, Kookmin Bank • Chief Compliance Officer, Kookmin Bank • General Manager, Audit Department, Kookmin Bank	• B.A. in German Language & Literature, Sogang University • Whimoon High School	Republic of Korea	Until the date of annual general meeting of shareholders of Kookmin Bank in 2015

*	Mr. Ki-Bum Lee will be registered as a non-standing director of Kookmin Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 2, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO